EXHIBIT 99.2

ALGONQUIN POWER & UTILITIES CORP.

(a corporation created under the laws of Canada)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of Algonquin Power & Utilities Corp. (the “Corporation” or “APUC”) will be held on Tuesday, June 21, 2011 at 4:00 p.m. (Eastern Time) at the Homewood Suites, 2095 Winston Park Drive, Oakville, Ontario, for the following purposes:

1.	to receive the financial statements of the Corporation for the fiscal period ended December 31, 2010, together with the report of the auditors thereon;

2.	to re-appoint auditors and authorize the directors (the “Directors”) of the Corporation to fix the auditors’ remuneration;

3.	to elect the Directors as set out in the Corporation’s management information circular (the “Circular”) dated May 18, 2011;

4.	to authorize the board of directors to change the name of the Corporation as the board of directors may determine from time to time;

5.	to approve a strategic investment agreement (the “Strategic Investment Agreement”) between Emera Incorporated (“Emera”) and the Corporation;

6.	to approve the following proposed transactions with or involving Emera, pursuant to which common shares of the Corporation (“Shares”) may be issued to Emera insofar as the completion of such transaction(s) result in Emera’s holdings of Shares exceeding 20% of the outstanding Shares:

a)	subscription receipt financing for the proposed acquisition of gas and electricity distribution businesses from National Grid USA;

b)	purchase of Emera’s interest in California Pacific Electric Company (“Calpeco”) in exchange for Shares; and

c)	subscription receipt financing for acquisition of an interest in a joint venture with First Wind Holdings, LLC (“First Wind”) that will construct, own and operate wind energy projects in the Northeast U.S.;

7.	to waive the application of the shareholder rights plan agreement between the Corporation and CIBC Mellon Trust Company dated as of June 9, 2010 (the “Rights Plan”) to transactions completed pursuant to and in compliance with the Strategic Investment Agreement which take Emera’s holdings of Shares to 20% or more;

8.	to approve amendments to the Corporation’s stock option plan (the “Stock Option Plan”) pursuant to an undertaking given by the Corporation to Institutional Shareholder Services Inc. (formerly, RiskMetrics) (“ISS”);

9.	to approve the adoption of an employee share purchase plan; and

10.	to approve the adoption of a directors’ deferred share unit plan.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Oakville, Ontario this 18th day of May, 2011.

By order of the Directors

(Signed)	“Kenneth Moore”

If you are unable to attend the Meeting in person, please complete, sign and return the enclosed form of proxy to the Corporation, c/o CIBC Mellon Trust Company, in the envelope provided for that purpose, or deliver it by hand to the Corporation, c/o CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, M5H 4A6, so as to arrive not later than 4:00 p.m. (Eastern Time) on June 20, 2011 or deposit it with the chair of the Meeting before the commencement of the Meeting.

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